UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aurora Mobile Limited

(Name of Issuer)

Class A Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

051857100**

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”). Three ADSs represent two Class A Common Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	051857100

1	Names of Reporting Persons
Greatest Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,791,067 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,791,067 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,791,067 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
9.3% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)

Number of shares is number of Class A common shares, par value US$0.0001 per share (“Class A Common Shares”), of Aurora Mobile Limited (the “Issuer”). Greatest Investments Limited beneficially owns 8,686,601 American depositary shares (“ADSs”). Three ADSs represent two Class A Common Shares of the Issuer.

(2)	This percentage is calculated based on 62,236,217 Class A Common Shares of the Issuer outstanding as of September 22, 2022, as reported in the Issuer’s Amendment No. 3 to Form F-3 filed with the Securities and Exchange Commission (“SEC”) on September 22, 2022.

SCHEDULE 13G

CUSIP No.	051857100

1	Names of Reporting Persons
Fidelidade - Companhia de Seguros, S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Portugal
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
930 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
930 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
930 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
0.0% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Shares of the Issuer. Fidelidade - Companhia de Seguros, S.A. beneficially owns 1,395 ADSs. Three ADSs represent two Class A Common Shares of the Issuer.

(2)	This percentage is calculated based on 62,236,217 Class A Common Shares of the Issuer outstanding as of September 22, 2022, as reported in the Issuer’s Amendment No. 3 to Form F-3 filed with the SEC on September 22, 2022.

SCHEDULE 13G

CUSIP No.	051857100

1	Names of Reporting Persons
Fosun International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,791,997 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,791,997 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,791,997 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
9.3% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)

Number of shares is number of Class A Common Shares of the Issuer. Fosun International Limited beneficially owns (i) 8,686,601 ADSs held directly by its subsidiary Greatest Investments Limited, and (ii) 1,395 ADSs held directly by its subsidiary Fidelidade – Companhia de Seguros, S.A. Three ADSs represent two Class A Common Shares of the Issuer.

(2)	This percentage is calculated based on 62,236,217 Class A Common Shares of the Issuer outstanding as of September 22, 2022, as reported in the Issuer’s Amendment No. 3 to Form F-3 filed with the SEC on September 22, 2022.

Item 1.

(a)	Name of Issuer:

Aurora Mobile Limited

(b)	Address of Issuer’s Principal Executive Offices:

14/F, China Certification and Inspection Building

No. 8, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Greatest Investments Limited (“Greatest Investments”), a company organized under the laws of the British Virgin Islands, Fidelidade - Companhia de Seguros, S.A. (“Fidelidade”), a company organized under the laws of Portugal, and Fosun International Limited (“Fosun International”, together with Greatest Investments and Fidelidade, the “Reporting Persons”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”).

Greatest Investments is a wholly-owned subsidiary of Fosun International. Fidelidade is a majority-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Greatest Investments is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Class A Common Shares, par value US$0.0001 per share, of the Issuer

(e)	CUSIP No.:

051857100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2022.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2022.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2022 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

GREATEST INVESTMENTS LIMITED

By:	/s/ JIN Hualong
JIN Hualong
Director

FIDELIDADE - COMPANHIA DE SEGUROS, S.A.

By:	/s/ William Mak
William Mak
Chief Financial Officer

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated January 30, 2019 by and among Greatest Investments Limited, Fidelidade - Companhia de Seguros, S.A. and Fosun International Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on January 30, 2019 by the Reporting Persons with the Securities and Exchange Commission).

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